UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TOWER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

891826109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	891826109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	13,599,281*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	12,467,866*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,281*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 67.2%*

14.	Type of Reporting Person (See Instructions): IA, IN

*Based on the information set forth in the Definitive Proxy Statement on Schedule 14A of Tower International, Inc., a Delaware corporation (the “Company”), as filed with the United States Securities and Exchange Commission on June 4, 2012, there were 20,246,445 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company outstanding as of May 29, 2012.  As of August 3, 2012 (the “Filing Date”), Tower International Holdings, LLC, a Delaware limited liability company (“Tower Holdings”), held 12,467,866 shares of Common Stock.  In addition, Tower Holdings is a party to voting agreements (the “Voting Agreements”) with certain current and former senior executive officers, directors and/or consultants of the Company (collectively, the “Tower Affiliated Individuals”).  Pursuant to the Voting Agreements, Tower Holdings has the power to vote certain securities of the Company beneficially owned by the Tower Affiliated Individuals.  As of the Filing Date, the Tower Affiliated Individuals beneficially owned an aggregate of 1,131,415 shares of Common Stock which are subject to the Voting Agreements.  Pursuant to the limited liability company agreement of Tower Holdings, Cerberus Capital Management, L.P. (“CCM”), the manager of Tower Holdings, possesses (i) the sole power to vote and the sole power to direct the disposition of the securities held by Tower Holdings and (ii) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  Accordingly, Mr. Feinberg possesses (x) the sole power to vote and the sole power to direct the disposition of the securities of the Company held by Tower Holdings and (y) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  As a result of the foregoing, as of the Filing Date, Mr. Feinberg may be deemed to beneficially own an aggregate of 13,599,281 shares of Common Stock, or 67.2% of the Common Stock outstanding.

Item 2.   Identity and Background.

       Item 2 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York 10022.  Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”), which is the manager of Tower International Holdings, LLC (“Tower Holdings”).  CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.  Mr. Feinberg also provides investment management and other services for various other third parties.

       Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Feinberg is a citizen of the United States of America.

Item 4.   Purpose of Transaction.

       Item 4 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       On October 15, 2010, in connection with and in consideration of the Company’s award of certain restricted stock units and options to acquire shares of Common Stock (collectively, the “Stock Acquisition Rights”) to each of William Cook, James Gouin, Jeffrey L. Kersten, Mark Malcolm, Gyula Meleghy, William Pumphrey, Paul Radkoski, Michael Rajkovic, Larry Schwentor and Rande Somma (each a “Tower Affiliated Individual” and, collectively, the “Tower Affiliated Individuals”), Tower Holdings entered into separate, but substantially similar, voting agreements (each a “Voting Agreement” and, collectively, the “Voting Agreements”) with each of the Tower Affiliated Individuals.  The Tower Affiliated Individuals are current or former senior executive officers, directors and/or consultants of the Company.  Pursuant to the terms of the Voting Agreements, if a Company stockholder vote, consent and/or approval is sought, Tower Holdings has the power to vote (i) the shares of Common Stock acquired by the Tower Affiliated Individuals upon the vesting or exercise of the Stock Acquisition Rights, (ii) the shares of Common Stock acquired by the Tower Affiliated Individuals upon the exercise, conversion or exchange of any other securities convertible, exercisable or exchangeable for Common Stock and (iii) any other shares of Common Stock acquired by the Tower Affiliated Individuals, other than shares of Common Stock acquired by the Tower Affiliated Individuals pursuant to the Company’s Directed Share Program or through open-market purchases (collectively, the “Subject Shares”).

       Each Voting Agreement terminates when (i) the applicable Tower Affiliated Individual ceases to beneficially own any Subject Shares, Stock Acquisition Rights and other securities convertible, exercisable or exchangeable for Common Stock or (ii) Tower Holdings ceases to own, of record or beneficially, any shares of Common Stock.

       The descriptions of the Voting Agreements set forth in this Schedule 13D are qualified in their entirety by reference to the form of the Voting Agreement filed as Exhibit 7.1 hereto.

       As of the Filing Date, the Tower Affiliated Individuals beneficially owned an aggregate of 1,131,415 shares of Common Stock which are subject to the Voting Agreements.

       Other than as set forth in this Schedule 13D, Mr. Feinberg currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based on the information set forth in the Definitive Proxy Statement on Schedule 14A of the Company, as filed with the United States Securities and Exchange Commission on June 4, 2012, there were 20,246,445 shares of Common Stock outstanding as of May 29, 2012.  As of August 3, 2012 (the “Filing Date”), Tower Holdings held 12,467,866 shares of Common Stock.  In addition, Tower Holdings is a party to the Voting Agreements, pursuant to which Tower Holdings has the power to vote certain securities of the Company beneficially owned by the Tower Affiliated Individuals.  As of the Filing Date, the Tower Affiliated Individuals beneficially owned an aggregate of 1,131,415 shares of Common Stock which are subject to the Voting Agreements.  Pursuant to the limited liability company agreement of Tower Holdings, CCM, the manager of Tower Holdings, possesses (i) the sole power to vote and the sole power to direct the disposition of the securities held by Tower Holdings and (ii) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  Accordingly, Mr. Feinberg possesses (x) the sole power to vote and the sole power to direct the disposition of the securities of the Company held by Tower Holdings and (y) the sole power to vote the securities of the Company which are subject to the Voting Agreements.  As a result of the foregoing, as of the Filing Date, Mr. Feinberg may be deemed to beneficially own an aggregate of 13,599,281 shares of Common Stock, or 67.2% of the Common Stock outstanding.

       There were no transactions effected in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof, during the period commencing sixty (60) days prior to April 20, 2012, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       The descriptions of the Voting Agreements set forth above are hereby incorporated in their entirety in this Item 6.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg or Cerberus and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       7.1.           Form of Voting Agreement, dated as of December 2010, by and between Tower Holdings and each of the Tower Affiliated Individuals.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012

/s/ Stephen Feinberg

Stephen Feinberg, in his capacity as the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P., which is the manager of Tower International Holdings, LLC

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 7.1

AMENDED AND RESTATED VOTING AGREEMENT

      THIS AMENDED AND RESTATED VOTING AGREEMENT, dated as of December __, 2010 (this “Agreement”), is made by and between Tower International Holdings, LLC, a Delaware limited liability company (“TI Holdings”), and                                                     (the “Stockholder”).

RECITALS

       WHEREAS, the Stockholder and TI Holdings entered into a voting agreement (the “Prior Agreement”) as of October 15, 2010 (the “Effective Date”);

       WHEREAS, as of the Effective Date, the Stockholder was the record and beneficial owner of the number of restricted stock units (“RSUs”) set forth next to the Stockholder’s name on Schedule A hereto, options (“Stock Options”) to acquire the number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), of Tower International, Inc. (the “Company”) set forth next to the Stockholder’s name on Schedule A hereto and/or the number of shares of Common Stock (excluding Purchased Shares, as defined herein) set forth next to the Stockholder’s name on Schedule A hereto;

       WHEREAS, for purposes of this Agreement:

(i)	the term “Subject RSUs” shall mean the RSUs beneficially owned by the Stockholder as of the Effective Date;

(ii)	the term “Subject Stock Options” shall mean the Stock Options beneficially owned by the Stockholder as of the Effective Date;

(iii)
the term “Purchased Shares” shall mean (x) shares of Common Stock acquired by the Stockholder on, prior or subsequent to the Effective Date pursuant to the Company’s Directed Share Program and (y) shares of Common Stock acquired by the Stockholder on, prior or subsequent to the Effective Date from third-parties (that is, excluding the Company) pursuant to open market purchases;

(iv)	the term “Subject Shares” shall mean shares of Common Stock beneficially owned by the Stockholder as of the Effective Date, other than the Purchased Shares;

(v)	the term “Shares” shall mean:

(A)	the Subject RSU’s;

(B)	the Subject Stock Options;

(C)	the Subject Shares;

(D)
the shares of Common Stock acquired by the Stockholder after the Effective Date upon the vesting and exercise of the Subject RSUs, the vesting and exercise of the Subject Stock Options and the exercise, conversion or exchange of any Convertible Security (as defined in Section 3.1); and

(E)
except with respect to Purchased Shares, any shares of Common Stock acquired by the Stockholder after the date hereof in any other manner (including, without limitation, upon the vesting and/or exercise of RSUs and Stock Options granted subsequent to the Effective Time); and

(vi)	for avoidance of doubt, it is confirmed that the terms “Shares” and “Subject Shares” shall not include Purchased Shares.

       WHEREAS, in connection with and as a condition to the Company’s award of RSUs and/or Stock Options to the Stockholder pursuant to grant agreements dated as of the Effective Date, the Stockholder agreed to enter into the Prior Agreement; and

       WHEREAS, the parties desire to amend and restate the Prior Agreement to provide certain exclusions with respect to the Purchased Shares.

       NOW, THEREFORE, inconsideration of the foregoing and intending to be legally bound hereby, the parties hereto agree that the Prior Agreement is hereby amended and restated in its entirety to provide as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.1   Voting Agreement.

       The Stockholder hereby covenants and agrees that during the term of this Agreement, at any and all meetings of stockholders of the Company, or at any adjournment thereof or in any other circumstances upon which a vote, consent (including any unanimous written consent), agreement or other approval is sought, the Stockholder shall vote (or cause to be voted) all of the Shares then owned by the Stockholder and shall otherwise consent or agree in such manner as may be directed by TI Holdings, in its sole and absolute discretion. Any such vote will be cast or consent will be given in accordance with the procedures applicable thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

Section 1.2   Grant of Proxy.

       The Stockholder (i) hereby irrevocably grants to, and appoints, TI Holdings and each of its managers and officers in their respective capacities as managers and officers of TI Holdings, and any individual who shall hereafter become a manager or officer of TI Holdings, each of them individually, its or his irrevocable proxy and attorney-i n-fact (with full power of substitution and resubstitution) to vote the Stockholder’s Shares as indicated in Section 1.1 of this Agreement, (ii) hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given to secure the performance of the duties of the Stockholder under this Agreement, (iii) except as otherwise provided for herein, hereby (a) affirms that the irrevocable proxy is coupled with an interest and (b) affirms that such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the General Corporation Law of the State of Delaware, and (iv) hereby revokes any and all previous proxies or powers of attorney with respect to the Stockholder’s Shares. With respect to the proxy set forth in this Section 1.2, the vote of the proxyholder shall control in any conflict between the vote by the proxyholder of such Shares and a vote by the Stockholder who beneficially owns such Shares. The Stockholder acknowledges that the proxy granted pursuant to this Section 1.2 shall extend until such time as this Agreement terminates in accordance with its terms and that accordingly the term of this proxy may extend for more than three years.

Section 1.3   No Ownership Interest.

       Nothing contained in this Agreement shall be deemed to vest in TI Holdings any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Subject to the terms of this Agreement, all rights, ownership and economic benefits of and relating to the Subject RSUs, the Subject Stock Options and the Shares shall remain vested in and belong to the Stockholder, and, except as set forth in this Agreement, TI Holdings shall have no authority to exercise any power or authority in the performance of the Stockholder’s duties or responsibilities as a stockholder of the Company.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

       The Stockholder hereby represents and warrants to TI Holdings that:

Section 2.1   Organization; Authorization.

       The Stockholder has the requisite authority to execute and deliver this Agreement, to fulfill and perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The Stockholder has all necessary authorizations for the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a legally valid and binding agreement of the Stockholder enforceable by TI Holdings against the Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

Section 2.2   Non-Contravention.

       Other than the filing by the Stockholder of any reports with the Securities and Exchange Commission required by law, the execution, delivery and performance of this Agreement by the Stockholder do not and shall not (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (ii) require any consent or other action by any person, entity or governmental authority, or (iii) violate any other agreement, arrangement or instrument to which the Stockholder is a party or by which the Stockholder is bound.

Section 2.3   Ownership of Subject Shares and Subject RSUs.

       As of the Effective Date, the Stockholder was the record and beneficial owner of the Subject Shares, the Subject RSUs and the Subject Stock Options set forth beside the Stockholder’s name on Schedule A, free and clear of any liens, pledges or encumbrances (including any restriction on the right to vote or otherwise dispose of the Subject Shares, the Subject RSUs (or the shares of Common Stock underlying the Subject RSUs) or the Subject Stock Options (or the shares of Common Stock underlying the Subject Stock Options)), other than pursuant to this Agreement, under applicable federal or state securities laws or pursuant to any policies of the Company, and the Stockholder has good and valid title to such Subject Shares, Subject RSUs and Subject Stock Options. Except for this Agreement, none of the Subject Shares, Subject RSUs or Subject Stock Options is subject to any proxy, voting trust, power-of-attorney or other agreement, arrangement or instrument with respect to the voting of such Subject Shares or the shares of Common Stock underlying such Subject RSUs or Subject Stock Options. As of the Effective Date, the Stockholder did not own any other securities of the Company other than the Subject Shares, Subject RSUs and Subject Stock Options set forth beside the Stockholder’s name on Schedule A.

ARTICLE III

COVENANTS

Section 3.1   No Grants of Inconsistent Rights.

       (a)   The Stockholder shall not, without the prior written consent of TI Holdings, which may be withheld for any reason or no reason, directly or indirectly, grant any proxies or enter into any voting trust, power-of-attorney or other agreement or arrangement with respect to the voting of any Shares (or of any shares of Common Stock underlying any Convertible Security beneficially owned by the Stockholder). “Convertible Security” means any RSU, Stock Option, option, right, warrant or other security convertible, exercisable or exchangeable for capital stock of the Company.

       (b)   In the event of a stock dividend or distribution, or any change in the Company’s Common Stock by reason of any stock dividend or distribution, or any change in the Company’s Common Stock by reason of any stock dividend, split-up, recapitalization, reclassification, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. The Stockholder shall be entitled to receive any cash dividend paid by the Company with respect to the Shares during the term of this Agreement.

Section 3.2   Additional Shares.

       The Stockholders agrees, while this Agreement is in effect, to notify TI Holdings promptly in writing of the number of any additional securities of the Company or any right to acquire additional securities of the Company acquired by the Stockholder, if any, after the date hereof.

ARTICLE IV

MISCELLANEOUS

Section 4.1   Termination.

       The Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be null and void and have no effect at such time as the Stockholder (i) ceases to own, of record or beneficially, RSUs, (ii) ceases to own, of record or beneficially, Stock Options, (iii) ceases to own, of record or beneficially, Shares and (iv) ceases to own, of record or beneficially, Convertible Securities. This Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be null and void and have no effect at such time as TI Holdings ceases to own, of record or beneficially, any shares of Common Stock. Nothing in this Section 4.1 shall be deemed to (i) release any party from any liability for any breach by such party of the terms and provisions of this Agreement or (ii) preclude the Stockholder from entering into a bona fide sale of shares of Common Stock owned by the Stockholder.

Section 4.2   Amendments.

       Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 4.3   Expenses.

       All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 4.4   Successors and Assigns; No Third Party Beneficiaries.

       The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that TI Holdings may assign its rights and obligations hereunder to any affiliate of TI Holdings without such consent; and provided, further, that no such assignment shall relieve the assigning party of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 4.5   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

       This Agreement and all other matters related to or arising from this Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to any conflicts of law principles that would cause laws of another jurisdiction to apply). Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of Delaware and any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware and any federal court located in the State of Delaware and (iv) consents to service of process being made through the notice procedures set forth in Section 4.8. Without limiting other means of service of process permissible under applicable law, each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. certified or registered mail to the respective addresses set forth in Section 4.8 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.6   Counterparts; Effectiveness.

       This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

Section 4.7   Severability.

       If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination that any term or other provisions is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 4.8   Notices.

       All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)           if to TI Holdings:

c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
Attention: Mark A. Neporent, Esq.
Facsimile: (212) 891-1540

with an additional copy (which shall not constitute notice) to:

c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
               Attention: Lisa Gray, Esq.
Facsimile: (646) 885-3673

(ii)   if to the Company:

Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, M I 48152
Attention: Chief Financial Officer
Facsimile: (248) 675-6459

with an additional copy (which shall not constitute notice) to:

Lowenstein Sandler PC
1251 Avenue of the Americas
New York, NY 10017
Attention:  Peter H. Ehrenberg, Esq.
                    Robert G. Minion, Esq.
Facsimile:  (973) 597-2400

(ii)   if to the Stockholder, at such address as specified on the signature page hereto

Section 4.9   Interpretation.

       When reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed in each case to be followed by the words “without limitation.” The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The word “or” shall not be exclusive. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

Section 4.10   Action by Stockholder Capacity Only; Relationship Among Stockholders.

       (a)    TI Holdings acknowledges that the Stockholder has entered into this Agreement solely in its or his capacity as the record owner of the Subject Shares, Subject RSUs and Subject Stock Options (and not in any other capacity, including without limitation, any capacity as a director of the Company), and nothing herein shall limit or affect any actions taken by the Stockholder or its or his designee, or require the Stockholder or its or his designee to take any action, in its or his capacity as a director or officer of the Company, including without limitation to disclose information acquired solely in its or his capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by it or him in such capacity shall not be deemed to constitute a breach of this Agreement.

       (b)    The Stockholder agrees that he shall not assert or bring any claims against any other officer or director of the Company or advisor to the Company who has executed an agreement comparable to this Agreement, under any circumstance, for any matter whatsoever arising out of this Agreement.

Section 4.11   Entire Agreement.

       This Agreement (including any exhibits and schedules hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 4.12   Failure or Indulgence Not Waiver; Remedies Cumulative.

       No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Except as otherwise set forth herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 4.13   Specific Performance.

       The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TOWER INTERNATIONAL HOLDINGS, LLC

By:	Cerberus Capital Management, L.P. its Manager

By:
Name:
Title:

STOCKHOLDER

By:

Address for Notices pursuant to Section 4.8:

SCHEDULE A

OWNERSHIP OF SUBJECT SHARES, SUBJECT RSUS AND
SUBJECT STOCK OPTIONS AS OF THE EFFECTIVE DATE

Stockholder	Number of Subject Shares	Number of Subject RSUs	Number of Subject Stock
	Owned	Owned	Options Owned